Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate Minerals Reports Record Gold Production of 362,743 Ounces in
     2009

     Expanded 2010 Exploration Budget of $21 Million

     VANCOUVER, Jan. 18 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) today reported gold production of 81,098 ounces in the fourth quarter of 2009, bringing full year production to a record 362,743 ounces of gold.

     <<
            Fourth Quarter and Full Year 2009 Production Highlights

     -   Quarterly gold production of 81,098 ounces at Northgate's three operating mines.

         -  Fosterville achieved the highest quarterly gold production in the history of the mine, producing 26,615 ounces of gold. Full year production at Fosterville of 103,360 ounces of gold was also a record high.

         -  Stawell generated its strongest production quarter of the year, producing 23,566 ounces of gold.

         -  Kemess reached its quarterly and annual forecast, producing
            30,917 ounces of gold in the fourth quarter, bringing annual production to a total of 173,040 ounces of gold.

         -  In addition to strong fourth quarter gold production at Kemess, the mine also produced 11.7 million pounds of copper for a total of 52.5 million pounds in 2009.

     -   The estimated average net cash cost(x) of production for the fourth quarter was $529 per ounce, bringing the average cash costs for 2009 to $475 per ounce.

     -   Northgate's cash balance at the end of 2009 was $253.8 million, which was $17.9 million higher than the cash balance at the end of the previous quarter.

     ----------------------
     (x) The net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's third quarter MD&A Report. Q4 and full year 2009 cash cost figures are unaudited estimates and are subject to revision.
     >>

     The following table provides a summary of production at Northgate's operations in 2009.

     <<
                                                                         2009
                                  Q1 2009  Q2 2009  Q3 2009  Q4 2009    Total
     -------------------------------------------------------------------------
     Gold Production (ounces)
       Fosterville                 25,779   25,416   25,550   26,615  103,360
       Stawell                     22,392   20,066   20,319   23,566   86,343
       Kemess                      59,306   47,895   34,922   30,917  173,040
     -------------------------------------------------------------------------
     Total Gold Production
      (ounces)                    107,477   93,377   80,791   81,098  362,743
     -------------------------------------------------------------------------
     Copper Production
      (thousands pounds)           15,007   13,805   11,934   11,749   52,495
     Net cash cost ($/ounce)(1)       396      465      539      529      475
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Q4 and full year 2009 cash cost figures are unaudited estimates and are subject to revision.
     >>

     Ken Stowe, President & CEO, commented, "We are pleased to have achieved a second straight year of record gold production, highlighted by solid fourth quarter performance at our three producing mines. In Australia, Fosterville achieved quarterly and annual records for gold production while Stawell returned to higher production levels to finish the year off with its strongest quarter. Closer to home, Kemess had an excellent year, achieving its forecast for gold production while beating cash cost estimates. Despite a year that started off amid extremely challenging economic and investment conditions, we remained focused on the technical, operational and development plans at each of our operations and we are extremely pleased to have capped off the year with record gold production and excellent operating cash flow. In 2010, with a strong balance sheet and continuing high metal prices, we look forward to a successful year highlighted by another annual production record at
Fosterville, the two millionth ounce produced in the long history of Stawell, continued low-cost production at Kemess and the commencement of construction at Young-Davidson. In addition, we have budgeted over $21 million for exploration at Fosterville, Stawell and Young-Davidson where there is excellent potential for organic reserve growth."

     Results of Operations

     Fosterville Gold Mine
     The Fosterville Gold mine achieved its strongest quarterly production in the history of the mine, generating 26,615 ounces of gold at a net cash cost of $706 per ounce. Production for all of 2009 totalled 103,360 ounces of gold, which was an annual record for the mine and a 46% increase over 2008 production. The average net cash cost of production for 2009 was $573 per ounce, which was a dramatic improvement over the $831 per ounce recorded in the prior year. However, the 2009 net cash cost in US$/ounce was slightly higher than our guidance due to the substantial appreciation of the Australian dollar.

     Stawell Gold Mine
     The Stawell Gold mine achieved its strongest production quarter for the year, generating 23,566 ounces of gold, at a net cash cost of $719 per ounce.
For all of 2009, Stawell produced 86,343 ounces at an average net cash cost of
$612 per ounce. The net cash cost for 2009 was slightly higher than guidance due to the stronger Australian dollar vs. the US dollar and lower than forecast production. Production will return to higher levels in 2010 and beyond, as development advances in previous quarters allow for more mining front flexibility and higher mining rates.

     Kemess South
     The Kemess South mine posted strong fourth quarter production of 30,917 ounces of gold and 11.7 million pounds of copper, bringing total production for all of 2009 to 173,040 ounces of gold and 52.5 million pounds of copper.
The net cash costs for the fourth quarter and full year 2009 were $234 and
$348 per ounce, respectively, which was significantly lower than forecast due to the exceptional rebound in copper prices.

     Young-Davidson
     During the fourth quarter, shaft dewatering activities and continuation of the ramp development resumed at site to facilitate the deepening of the existing Matachewan Consolidated Mine shaft. In addition, purchase orders were issued for major underground mobile equipment in order to advance the underground development schedule.
     Environmental and permitting activities continued in the fourth quarter with a series of open houses being held with the local First Nations and communities.
     The Feasibility Study for the Young-Davidson project is being finalized and results from the study will be released shortly.

     Year End 2009 Financial Results

     Northgate's audited financial results for the year ended December 31,
2009 are scheduled for release before the market opens on March 9, 2010 and the Corporation's year-end conference call and webcast for investors and analysts will be held at 10:00 am (Eastern Time) on the same day. Dial-in information for the conference call and webcast will be made available in the coming weeks.

     2010 Production Forecast

     We are also pleased to provide our 2010 production forecast and exploration plans for our Canadian and Australian operations.

     <<
                                2010 Highlights

     -   Northgate is forecasting 2010 gold production of 316,000 ounces from our three operating mines.

         -  Fosterville is set to achieve another annual production record of
            113,000 ounces of gold.

         -  Stawell will produce its two millionth ounce of gold in the first quarter of 2010.

         -  Kemess is forecast to produce 103,500 ounces of gold and
            47.6 million pounds of copper.

     -   Northgate's average cash cost of production, net of by-product credits, is forecast to be $537 per ounce of gold assuming a copper price of $3.20 per pound and exchange rates of US$/Cdn$0.97 and
         US$/A$0.92.

     -   Exploration spending in Australia is forecast to be $18.4 million in support of mine-life extensions at both Fosterville and Stawell.

     -   Exploration spending for the Young-Davidson property is forecast to be $2.6 million, which will focus on targets outside of the known resource area.
     >>

     Estimated 2010 production and cash costs for Northgate's three operating mines are shown below:

     <<
                                    Gold           Copper           Cash Cost
                                  (ounces)     (000s pounds)         ($/oz)
     -------------------------------------------------------------------------
     Fosterville                  113,000               n/a              $655
     Stawell                       99,500               n/a              $633
     Kemess                       103,500            47,600              $318
     -------------------------------------------------------------------------
                                  316,000            47,600              $537
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Note: Assuming copper price of $3.20 per pound and exchange rates of
     US$/Cdn$0.97 and US$/A$0.92.
     >>

     2010 Sensitivities

     <<
     Operating Cash Flow
                                                                    Impact
     Variable                                    Change         (US$ millions)
     -------------------------------------------------------------------------
     Gold Price                              $25 per ounce               $7.9
     Copper Price                           $0.05 per pound              $1.3
     Cdn$/US$ Foreign Exchange Rate              $0.05                   $5.0
     A$/US$ Foreign Exchange Rate                $0.05                   $6.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash Cost per Ounce
                                                                    Impact
     Variable                                    Change        (US$ per ounce)
     -------------------------------------------------------------------------
     Cdn$/US$ Foreign Exchange Rate              $0.05                    $25
     A$/US$ Foreign Exchange Rate                $0.05                    $20
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The following table provides a summary of forecast quarterly gold production for 2010. Gold and copper output will vary from quarter to quarter due to normal variations in ore grades, ore types and metallurgical recoveries. All of Northgate's gold production during 2010 is unhedged. As a result, the Company will receive market prices for all gold sales during the year. In the fourth quarter of 2009, Northgate realigned its existing copper forward sales position in order to secure a significant portion of cash inflows over Kemess' remaining life of mine. The realignment involved closing out Northgate's existing 15.9 million pound ($2.49/lb) US dollar denominated copper forward hedge position at a cost of $9.9 million and entering into new copper forward sales contracts denominated in Canadian dollars at an average price of Cdn$3.31 per pound. The new hedged amount represents approximately
77% of payable copper production over Kemess' remaining life of mine up from the previous total of 32%. For 2010, Northgate has copper forward sales contracts for the April to December period totaling approximately 26.0 million pounds. For 2011, contracts over the January to April period have been entered into for approximately 12.3 million pounds.

     <<
     (ounces)                          Q1       Q2       Q3       Q4    Total
     -------------------------------------------------------------------------
     Fosterville                   28,000   29,500   28,000   27,500  113,000
     Stawell                       23,000   24,500   25,000   27,000   99,500
     Kemess                        25,000   25,000   26,500   27,000  103,500
     -------------------------------------------------------------------------
                                   76,000   79,000   79,500   81,500  316,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Projected 2010 Mine Production

     <<
     Fosterville Gold Mine
     -------------------------------------------------------------------------
     Ore mined (tonnes)                                               800,000
     Ore milled (tonnes)                                              800,000
     Ore milled per day (tonnes)                                        2,193

     Gold grade (g/t)                                                    4.79
     Gold recovery (%)                                                     87
     Gold production (ounces)(1)                                      113,000

     Net cash cost ($/ounce)                                              655
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) 2010 production forecast includes approximately 6,000 ounces from the carbon-in-leach (CIL) tails retreat.
     >>

     In 2010, the Fosterville mine plan calls for the mill to process a total of 800,000 tonnes of ore, following on the excellent productivity achieved at the mill in 2009. Mill head grades are expected to average 4.79 grams per tonne (g/t) and gold recovery is estimated at 87% on average. Production in
2010 is forecast to achieve another annual record of 113,000 ounces of gold, representing a 10% increase over the prior year. Mine production will come primarily from the heart of the main Phoenix orebody with the remaining production from the Ellesmere orebody. Unit operating costs are forecast to total A$101 per tonne milled, consisting of mining costs of A$53 per tonne mined, milling costs of A$37 per tonne milled and general and administrative
(G&A) costs of A$11 per tonne milled.
     In November of 2009, Northgate commenced the development of a decline from the Ellesmere Zone towards the Harrier Underground, which will facilitate future development and production. Development of the decline is expected to take place over the next two years, with production in the Harrier Underground orebody starting in 2012. The Harrier decline ramp will also provide an ideal platform for exploration and resource definition drilling into the Phoenix orebody, which has been the most productive orebody identified on the property to date. Additional drill testing of targets in other mineralized zones will also take place along the decline.
     Capital expenditures at Fosterville are forecast to total $12.5 million, including $7.4 million for new mobile equipment, $2.2 million for the tailings storage infrastructure and $1.2 million for the purchase of approximately 300 acres of land near the mine. Mine development capital and resource definition drilling costs are forecast to be $29.7 million. Approximately one-third of this amount will be allocated to the development of the decline towards the
Harrier Underground and the balance primarily allocated to the ongoing development of the Phoenix and Ellesmere orebodies.

     <<
     Stawell Gold Mine
     -------------------------------------------------------------------------
     Ore mined (tonnes)                                               833,000
     Ore milled (tonnes)                                              847,000
     Ore milled per day (tonnes)                                        2,321

     Gold grade (g/t)                                                    4.20
     Gold recovery (%)                                                     87
     Gold production (ounces)                                          99,500

     Net cash cost ($/ounce)                                              633
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     In 2010, the Stawell mine plan calls for 847,000 tonnes to be milled at an average grade of 4.20 g/t, with gold recovery forecast to be 87%. Total gold production is forecast to be 99,500 ounces and in the first quarter of
2010, Stawell will produce its two millionth ounce of gold since modern production began in the mid 1980s. During the year, ore for the mill will be sourced from the GG2, GG3, GG5, GG7, C7 and North Magdala reserve blocks while development towards the GG6 zone continues to advance with production scheduled for the fourth quarter of 2010. The large number of working faces developed in the mine during 2009 make the 2010 mining plan very robust and will result in higher mining rates and lower costs than the operation recorded in 2009. Unit operating costs are forecast to total A$81 per tonne milled, consisting of mining costs of A$52 per tonne mined, milling costs of A$22 per tonne milled and G&A costs of A$9 per tonne milled.
     Capital equipment will be replaced in 2010 to support the higher mining rates going forward as part of our equipment replacement strategy. A new 6020 truck and 2900 loader will be added to the current fleet of trucks and loaders allowing for the retirement of older units. The processing plant will undergo some plant modifications with a flotation circuit upgrade. The upgrade will allow the flotation circuit to handle the increased throughputs going forward into 2010 and improve overall gold recovery to 88.5% in the second half of the year. Capital expenditures at Stawell are forecast to total $15.6 million, including $9.6 million for new mining equipment, $3.5 million for additional ventilation improvements and $2.6 million for upgrades and the purchase of critical spares in the mill. Mine development capital and resource definition drilling costs are forecast to be $20.7 million primarily related to the GG5,
GG7 and North Magdala reserve blocks and development towards the GG6 zone, which will support production in 2010, 2011 and 2012.

     <<
     Kemess South Mine
     -------------------------------------------------------------------------
     Ore plus waste mined (tonnes)                                 37,148,000
     Ore mined (tonnes)                                            18,916,000
     Stripping ratio (waste/ore)                                        0.964

     Ore milled (tonnes)                                           19,457,000
     Ore milled per day (tonnes)                                       53,307

     Gold grade (g/t)                                                   0.282
     Copper grade (%)                                                   0.138

     Gold recovery (%)                                                     59
     Copper recovery (%)                                                   81

     Gold production (ounces)                                         103,500
     Copper production (thousands pounds)                              47,600

     Net cash cost ($/ounce)                                              318
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     In 2010, the Kemess mine plan calls for the removal of 18.9 million tonnes of ore and 18.2 million tonnes of waste from the Kemess open pit. Ore processed will be mined from the eastern end of the open pit, with grades and recoveries expected to increase slightly over the course of the year.
     The Kemess mill is expected to operate at a throughput of 53,307 tonnes per day, with the mill operating at 92% availability. Almost all of the ore milled during the year will be hypogene ore. Total gold and copper production for 2010 is anticipated to be 103,500 ounces and 47.6 million pounds, respectively.
     Production of gold-copper concentrate is forecast to total 112,000 dry metric tonnes (dmt), which will be shipped to Xstrata Copper's Horne smelter in Rouyn-Noranda, Quebec. Annual smelting and refining terms for 2010 are expected to settle at around $45 per dmt and 4.5 cents per pound of copper with no price participation and it is expected that Kemess concentrate will be processed on comparable terms.
     The unit mining cost is forecast at Cdn$1.13 per tonne moved and the total average unit cost of production is forecast to be Cdn$9.94 per tonne milled, including Cdn$2.34 per tonne milled for concentrate marketing costs.
Assuming by-product copper and silver prices of $3.20 per pound and $15.00 per ounce, respectively, and an exchange rate of US$/Cdn$0.97, the net cash cost is projected to be $318 per ounce of gold in 2010.
     As Kemess is approaching the end of its mine life, capital expenditures will amount to only $1.2 million in 2010.

     2010 Exploration Program

     Northgate is also pleased to announce an aggressive exploration program at Fosterville, Stawell and Young-Davidson in support of organic reserve growth. Exploration expenditures of $21 million are forecast in 2010 and include:

     <<
     -   $11.2 million at Fosterville in support of resource conversion and investigative drilling

     -   $7.2 million at Stawell for drill programs totaling 26,500 metres (m)
         focusing on mining lease and near-mine exploration targets

     -   $2.6 million at Young-Davidson to drill outside the known resource area
     >>

     Exploration at Fosterville

     Exploration expenditures in 2010 are forecast to be $11.2 million and will focus on five main areas on the Fosterville mining lease and three areas of adjacent and regional exploration tenements. The Phoenix Extension and
Harrier Underground target areas, as illustrated in Figure 1 below, are in close proximity to existing underground development and account for approximately half of the 2010 exploration budget at Fosterville. Detailed section drilling within the Phoenix Extension (6750N-7050N) will be undertaken in order to extend reserves in the Phoenix deposit. A significant step out down plunge from the Phoenix deposit will also take place with drilling on section 6200N in order to test the large scale continuity of the Phoenix deposit. In addition, a decline ramp from the Ellesmere Zone is being developed towards the Harrier Underground, a distance of approximately 2.2 kilometres (km). The Harrier decline ramp will provide an ideal platform for exploration and resource definition drilling into Phoenix, which has been the most productive orebody identified on the property to date. The decline ramp will also provide an opportunity for detailed drill testing of targets in other mineralized zones.
     Other exploration work at Fosterville will take place in the vicinity of the 21 past producing open pit deposits on both the north and south ends of the mining lease.
     In addition to on-lease exploration, regional exploration will include a mix of advanced targets, following up on historic drill hole intersections within 10 km of the Fosterville processing facility, as well as drilling geochemical and geophysical targets in the district.

     Figure 1 - Exploration Targets Shown on Longitudinal Projection of the
Fosterville Gold Mine

     www.northgateminerals.com/Theme/Northgate/files/Releases/FGM_Jan10.gif

     Exploration at Stawell

     At Stawell, exploration expenditures of $7.2 million are forecast for
2010 and will focus on 12 target areas, both on and off mining lease in support of adding to the 2.1 million ounces of past production and reserves on the property. These programs will total 26,500m split approximately 40% from surface and 60% underground. Within the mine workings, new target areas will be tested in the Magdala and the Golden Gift zones. Both of these orebodies are truncated by late post mineral structures for which the sense of movement is well understood (northeast over southwest, see Figure 2 below) although the magnitude of the displacement is not well documented. Exploration for the fault offset portion of these orebodies is a high priority as these targets have the potential to be comparable in size to known and historic ore deposits.
     The prime focus for the off mine lease exploration is the North Magdala area where drilling in the past year intersected zones of gold mineralization
(5.7m of 19.6 g/t gold and 9.4m of 8.4 g/t gold - see press release dated May
8, 2009). Other target areas in the district include a search for the bedrock source of alluvial gold (recorded historic production of 2.6 million ounces of gold) as well as around known historic areas of high grade hardrock production within the general district.

     Figure 2 - Exploration Targets Shown on Longitudinal Projection of the
Stawell Gold Mine

     www.northgateminerals.com//Theme/Northgate/files/Releases/SGM_Jan10.gif

     Exploration at Young-Davidson

     2010 exploration spending at Young-Davidson is budgeted at $2.6 million and will focus on geological settings known to host gold mineralization elsewhere on the property. One of these is the syenite body with gold mineralization discovered in late 2009 (see press release dated September 10,
2009) that is believed to be the fault offset of the main Young-Davidson gold deposit. A second target setting is the mafic volcanic rocks from which there has been historic gold production, in which drill intersections in 2009 (7.6
g/t gold over 13.m - see press release dated October 13, 2009) demonstrated that there remains significant potential for high grade gold mineralization.
Other targets on the property include a number of geophysical anomalies that are similar in nature to the Young-Davidson deposit that have not yet been drill tested.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 316,000 ounces in 2010.

     Cautionary Note Regarding Forward-Looking Statements and Information:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes",
"anticipates", "budget", "scheduled", "estimates", "forecasts", "intends",
"plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might"
"be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     Cautionary Note to US Investors Regarding Mineral Reporting Standards:

     The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of
U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the
Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral
Resources and Mineral Reserves. The Securities and Exchange Commission (the
"SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and
"probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in
Canada).

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 20:05e 18-JAN-10